UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AsiaInfo-Linkage, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Libin Sun LT International Limited No. 16 Building No. 12 Dinghuaimen, Nanjing 210013 People’s Republic of China Telephone: +86-25 8375-3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SEC 1746(3-06)

CUSIP No. 04518A104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LT International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based upon 74,877,753 issued and outstanding shares of common stock, $0.01 par value (the “Common Stock”) of AsiaInfo-Linkage, Inc, f/k/a AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”) as of November 7, 2010, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ending September 30, 2010.

CUSIP No. 04518A104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Libin Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based upon 74,877,753 issued and outstanding shares of Common Stock of the Issuer as of November 7, 2010, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ending September 30, 2010.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 13, 2010 (the “Original Filing”) by LT International Limited, a company organized under the laws of the British Virgin Islands (“LTI”) and Mr. Libin Sun, sole owner and a director of LTI (“Sun,” together with LTI, the “Reporting Persons”), with respect to the Common Stock of the Issuer. This Amendment No. 1 is being filed to reflect the Reporting Persons’ entry into an amendment to a voting agreement and changes in the Reporting Persons’ ownership percentages following the Original Filing. Accordingly, this Amendment No. 1 amends and restates rows 2 and 13 of the cover page of the Original Filing, and supplements Items 4, 6 and 7 of the Original Filing. Rows 1, 3 through 12, and 14 of the cover page of the Original Filing, and Items 1, 2, 3 and 5 of the Original Filing, are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction

Item 4 of the Original Filing is hereby amended and supplemented by adding the following at the end hereof:

On January 27, 2011, the Reporting Persons entered into an amendment (the “Amendment”) to the Stockholders’ Agreement. Pursuant to the Amendment, Mr. Sun and Mr. Tian agreed to vote all of their respective voting shares in favor of the election or re-election to the Issuer’s board of directors of the other. On all other matters (except their own election to the Issuer’s board of directors), Mr. Sun and Mr. Tian agreed to consult with each other prior to any vote of stockholders and attempt in good faith to agree on whether they shall vote their respective voting shares for or against, or abstain or withhold authority with respect to, all matters so submitted to the stockholders of the Issuer for their approval. In the event they fail to agree on such other matter, Mr. Sun and Mr. Tian agreed to vote their respective voting shares for or against, or to abstain or withhold authority with respect to, such other matter in proportion to the votes for and against, and the abstentions and withholds, of the outstanding shares of capital stock of the Issuer entitled to vote generally in the election of directors that are not held by Mr. Sun or Mr. Tian. In addition, the Amendment provides that the Stockholders’ Agreement shall continue in full force and effect until the earlier of (i) July 1, 2013, and (ii) the date on which either of Mr. Sun or Mr. Tian beneficially owns (as defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 5% of the voting securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended and supplemented by adding the following at the end hereof:

The information set forth in Item 4 is hereby incorporated by this reference in its entirety in Item 6.

Item 7.	Material to be Filed as Exhibits

The following exhibit is added to Item 7:

Exh. No.	Document

F	First Amendment to Stockholders’ Agreement, dated January 27, 2011, by and among AsiaInfo-Linkage, Inc., Linkage Technologies International Holdings Limited, Edward Tian and Libin Sun (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed February 2, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 14, 2011

LT International Limited

/s/ Libin Sun
Name:	Libin Sun
Title:	Director

/s/ Libin Sun
Libin Sun